November 1, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Initial Index-Linked Annuity Registration Filing, Form S-1 File No. 333-______

Dear Commissioners:

Enclosed for filing please find an initial Registration Statement on Form S-1, which is filed pursuant to the Securities Act of 1933, as amended (“1933 Act”). The purpose of this filing is to register an Individual Single Premium Deferred Registered Index-Linked Annuity under the 1933 Act.

The prospectus contained in the initial Registration Statement ("the Jackson Market Link Pro II Prospectus") describes a registered index-linked annuity contract ("Jackson Market Link Pro II") that is a commission product that will be available as both a qualified plan contract (e.g. IRA) and as a non-qualified contract.

Compared to Jackson's currently offered registered index-linked annuities, e.g. Jackson Market Link Pro (File No. 333-249750), Jackson Market Link Pro II has added a new crediting method, a participation rate on the existing Cap crediting method, a 3-year term for certain crediting methods, and a performance lock feature that allows transfers out of index accounts mid-term. The Jackson Market Link Pro II product also has an updated Interim Value calculation, and Floors are no longer prorated as part of the calculation. The changes to the Interim Value calculation were designed to comply with the new NAIC ILVA Actuarial Guideline anticipated to be finalized in early 2023. The currently marketed Jackson Market Link Pro product and this new Jackson Market Link Pro II product have many major similarities including the same existing crediting methods, death benefits, fixed account and index account options, and many of the same base contract provisions. As a result, the prospectuses for the two products share identical disclosure in many sections .

To assist in the review of the initial Registration Statement, under separate cover to the Commission Staff reviewer, we are providing a marked copy to reflect the similarities and differences between the disclosure in the Jackson Market Link Pro II Prospectus and the applicable disclosure in the Jackson Market Link Pro prospectus.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel
Insurance Legal

cc:    Alberto Zapata

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).